[redacted]

SEC Mail Processing Section

FEB 1 8 2

Washington, DC

124

15045252

SECURI IISSION

T3

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 68004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland	Indiana	46322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich — (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *If individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

John J. Evanich
Signature

President
Title

Sandra J. Kreevich
Notary Public

SANDRA J. KREEVICH
Notary Public, State of Indiana
SEAL
My Commission Expires 3/20/2020

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATIS, Inc.

Financial Report

December 31, 2014

ATIS, Inc.

Financial Report

December 31, 2014

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ATIS, Inc

We have audited the accompanying financial statements of ATIS, Inc, which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. ATIS, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ATIS, Inc as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc's financial statements. The supplemental information is the responsibility of ATIS, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and

performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
January 30, 2015

ATIS, Inc.

Statement of Financial Condition

Assets	December 31, 2014	December 31, 2013
Cash and cash equivalents	$ 72,188	$ 46,168
Accounts receivable	16,677	14,047
Interest receivable	-	51
Deposit with clearing organization	50,000	50,000
Securities owned	53,602	53,337
Officer Life Insurance	3,110	-
Property, net	11,692	11,588
Utility Deposit	-	367
Total Assets	$ 207,269	$ 175,558
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	9,416	$ 13,589
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	5,000	5,000
Additional paid in capital	125,000	125,000
Retained earnings	67,853	31,969
Total Stockholders' Equity	197,853	161,969
Total Liabilities and Stockholders' Equity	$ 207,269	$ 175,558

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Years Ended	
	December 31, 2014	December 31, 2013
Revenues		
Commissions	$ 305,485	$ 289,593
Investment advisory fees	94,060	74,145
Interest and Dividend income	12,293	7,330
Gain (loss) on securities	2,845	(480)
Other income	79,451	64,353
	494,134	434,941
Operating Expenses		
Employee compensation and benefits	242,344	225,963
Data processing and clearing charges	48,355	49,635
Occupancy expenses	23,073	21,632
Communications	4,074	3,746
Administrative expenses	22,556	20,932
Legal and professional fees	8,300	8,500
Other operating expenses	9,547	8,023
	358,249	338,431
Net Income	$ 135,885	$ 96,510

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2009	$ 5,000	$ 125,000	$ (11,312)
Distributions			(25,000)
Net income			28,370
Balance, December 31, 2010	5,000	125,000	(7,942)
Distributions			(40,000)
Net income			55,039
Balance, December 31, 2011	$ 5,000	$ 125,000	$ 7,097
Distributions			(61,250)
Net Income			65,861.00
Balance, December 31, 2012	$ 5,000.00	$ 125,000	$ 11,708.00
Distributions			(76,250)
Net Income			96,510.00
Balance, December 31, 2013	$ 5,000.00	$ 125,000	$ 31,968.00
Distributions			(100,000)
Net Income			135,885.00
Balance, December 31, 2013	$ 5,000.00	$ 125,000	$ 67,853.00

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.
Statement of Cash Flows

	For the Years Ended	
	December 31, 2014	December 31, 2013
Operating Activities		
Net income	$ 135,885	$ 96,510
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	2,938	2,066
Changes in operating assets and liabilities:		
Accounts receivable	(2,630)	2,770
Interest receivable	51	-
Utilituy Deposit	367	-
Accounts payable and accrued expenses	(4,174)	988
Net Cash Provided by Operating Activities	132,438	102,334
Investing Activities		
Fixed Assets	(3,042)	(2,839)
Life Insurance Cash Value	(3,110)	-
Change in investment inventory	(265)	(7,439)
Net Cash Used in Investing Activities	(6,417)	(10,278)
Financing Activities		
Shareholder distributions	(100,000)	(76,250)
Net Cash Used in Financing Activities	(100,000)	(76,250)
Increase (Decrease) in Cash and Cash Equivalents	26,021	15,806
Cash and Cash Equivalents at Beginning of Year	46,167	30,361
Cash and Cash Equivalents at End of Year	$ 72,188	$ 46,167

The accompanying notes are an integral part of these financial statements.

ATIS, Inc.
Notes to Financial Statements
December 31, 2014

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2011 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of comission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $2,938 and $2,066 for the years ended December 31, 2014 and 2013, has been computed using accelerated and straight line methods of depreciation.

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2014.

Note 2 – Securities owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2014	December 31, 2013
Corporate bond, maturing within one year	$ 0	$ 20,415
Corporate bond, maturing in one to five years	0	0
Preferred Equity Fund	23,664	22,098
Gabelli Convertible & Income Fund	6,080	0
John Hancock Financial Fund	11,780	0
Fidelity Advisor Equity Fund	1,517	1,404
DNP Utility Select Fund	10,560	9,420
Total	$ 53,601	$ 53,337

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2014	December 31, 2013
Furniture and office equipment	$ 22,988	$ 19,947
Less: Accumulated depreciation	11,297	8,359
Total	$ 11,691	$ 11,588

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2014, the Company had net capital of $178,364, which was $128,364 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 5.279%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2014, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2014 unaudited Focus report and this report. The net effect on net capital was $-0-.

Net capital as reported on the unaudited Focus report of December 31, 2014	$ 178,364
Net Capital as Audited	$ 178,364

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2014

Net Capital

Stockholders' equity	$ 197,853
Less nonallowable assets	(11,692)
Net capital before haircuts on security position	186,161
Haircuts on securities	(7,797)
Undue Concentration of Corporate Bond	-
Net capital	$ 178,364
Aggregate Indebtedness	$ 9,416
Net capital required based on aggregate indebtedness	$ 628
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 128,364
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 118,364
Percentage of Aggregate Indebtedness to Net Capital	5.3%

ATIS, Inc

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

ATIS, Inc

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ATIS, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ATIS, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATIS, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) ATIS, Inc stated that ATIS, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. ATIS, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATIS, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
January 30, 2015

ATIS inc.

Investment Advisory Services

Exemption from SEC Rule 15c3-3

January 8, 2015

The following statements are made to the best knowledge and belief of ATIS, Inc.:

1. ATIS, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): ATIS, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. ATIS, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

John J. Evanich

President

9717 Prairie Avenue · Highland, Indiana 46322

Phone 219-836-2102 · Fax 219-836-2368